UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 13, 2020, Cellect Biotechnology Ltd. (the “Company”) announced changes to the agenda of its annual general meeting, which will take place on November 1, 2020 at the offices of Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel at 2:00 p.m. Israel Standard Time.

The changes to the agenda and proxy materials regard the addition of two proposals. Proposal 7 nominates a candidate, Yali Sheffi, to serve as an external director of the Company for a term of three years and includes his remuneration and grant of options, as set forth in Exhibit 99.1. Subject to the approval of Proposal 7, Proposal 8 grants options to purchase American Depositary Shares (“ADS”), representing ordinary shares of the Company, to the Company’s elected external director, Jonathan Burgin.

Sivan Rahamin will resign from her position as external director on October 19, 2020 in connection with her appointment as Chief Executive Officer of a Fintech based company.

The Company is providing with this Form 6-K report as exhibits the following documents, revised according to the changes in the agenda:

1.	A revised copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting, and various other details relating to the meeting, is attached hereto as Exhibit 99.1;

2.	A revised form of Proxy Card, whereby holders of ordinary shares of the Company may vote at the meeting without attending the meeting in person, is attached hereto as Exhibit 99.2; and

3.	A revised form of Voting Instruction Card, whereby holders of American Depositary Shares of the Company may instruct Bank of New York Mellon to vote at the meeting, is attached hereto as Exhibit 99.3.

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares of the Company with respect to the Company’s Annual General Meeting of Shareholders

99.3	Voting Instruction Card for holders of the Company’s American Depositary Shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
	Name:	Eyal Leibovitz
	Title:	Chief Financial Officer

Date: October 13, 2020

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